SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       International Jensen Incorporated
                                (Name of Issuer)

                           Common Stock $.01 par value
                         (Title of Class of Securities)

                                    459721106
                                 (CUSIP Number)


                                   Stuart Mont
                               Recoton Corporation
                               2950 Lake Emma Road
                            Lake Mary, Florida 32746

                                 (407) 333-8900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  SCHEDULE 13D

CUSIP No.  459721106                    Page   2    of          Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Recoton Corporation         11-1771737

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)|   |

                                                                (b)|   |
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO 5 ITEMS 2(d) OR 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

    NUMBER OF       7   SOLE VOTING POWER                 0
     SHARES
 BENEFICIALLY       8   SHARED VOTING POWER               1,487,500
   OWNED BY
     EACH           9   SOLE DISPOSITIVE POWER            0
   REPORTING
    PERSON         10   SHARED DISPOSITIVE POWER          1,487,500
     WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,487,500

    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  |   |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          25.9%

14  TYPE OF REPORTING PERSON*
             CO
       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This statement on Schedule 13D, dated May 10, 1996, filed by Recoton Corporation, relates to the common stock, par value of $.01 per share (the "IJI Common Stock"), of International Jensen Incorporated, a Delaware corporation (the "Issuer" or "IJI"). The principal executive offices of the Issuer are 25 Tri-State International Office Center, Suite 400, Lincolnshire, Illinois, 60069. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2. Identity and Background.

     This statement is being filed by Recoton Corporation ("Recoton"), a New York corporation engaged in the business of marketing consumer electronics accessories. The principal place of business and principal offices of Recoton are located at 2950 Lake Emma Road, Lake Mary, Florida, 32746.

     During the last five years, none of the officers and directors of Recoton have ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Recoton or any of its officers and directors been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Recoton was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The option to purchase IJI Common Stock (the "Option") was acquired in consideration of Recoton entering into a revised merger agreement, as further described below.

Item 4. Purpose of Transaction.

     On January 3, 1996, IJI and Recoton jointly announced that Recoton had agreed to acquire IJI pursuant to an Agreement and Plan of Merger (the "Merger Agreement"). On January 30, 1996, the Merger Agreement was amended and restated (the "Amended and Restated Merger Agreement"). On May 1, 1996 the Merger Agreement was further amended and restated (the "Second Amended and Restated Merger Agreement") and certain other related agreements were entered into. One of such related agreements is the Stock Option and Voting Agreement (the "Stock Option and Voting Agreement") effective as of May 1, 1996, between Recoton and William Blair Leveraged Capital Fund, L.P. ("WBLCF"), which holds approximately 25.9% of the outstanding IJI Common Stock. On May 10, 1996 the Merger Agreement was further amended and restated (the "Third Amended and Restated Merger Agreement") and the Stock Option and Voting Agreement was amended and restated. The purpose of the Stock Option and Voting Agreement was to induce Recoton to enter into the revised merger agreement by giving Recoton assurance that the shares held by WBLCF will be voted in favor of the merger and that Recoton has the right to acquire such shares at the agreed upon price per share at any time prior to December 31, 1996, subject to certain conditions.

Item 5. Interest in Securities of the Issuer.

     As at May 10, 1996, Recoton is deemed to beneficially own 1,487,500 shares of IJI Common Stock (approximately 25.9% of the IJI Common Stock outstanding), covered by the Stock Option and Voting Agreement. The percentage of IJI Common Stock outstanding is calculated based upon information contained in the Issuer's Form 10-Q for the quarter ended November 30, 1995 as filed pursuant to the Securities Exchange Act of 1934, as amended.

     Upon exercise of the Option, Recoton will have sole power to vote or to direct the vote, shared power to vote or direct the vote or sole power to dispose or direct the disposition of any of the shares of IJI Common Stock of which it is a beneficial owner. Prior to exercise of the Options, Recoton has shared power to dispose or direct the disposition of the shares pursuant to the terms of the Stock Option and Voting Agreement, as further described in Item 6 herein.

     Recoton will have sole power to vote or direct the vote of the shares should WBLCF breach any of its covenants contained in the Stock Option and Voting Agreement, pursuant to an irrevocable proxy to be given in favor of Recoton upon such breach and it shall have sole power to vote or direct the vote of the shares and sole power to dispose or direct the disposing of the shares to the extent that Recoton elects to exercise the option to purchase the shares owned by WBLCF.

     WBLCF has the right to receive and the power to direct the receipt of dividends from such shares.

     Robert Borchardt, Co-Chairman of the Board of Directors and Co-Chief Executive Officer of Recoton, owns 4,500 shares of IJI Common Stock (less than 1% of the IJI Common Stock outstanding), which he purchased in two separate transactions. On May 27, 1994, Mr. Borchardt purchased 2,500 shares of IJI Common Stock, at a price of $7.50 per share. On October 7, 1994, Mr. Borchardt purchased 2,000 shares for a purchase price of $8.25 per share. The shares owned by Robert Borchardt are not included in the shares shown above as deemed to be beneficially owned by Recoton.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Stock Option and Voting Agreement with Recoton, WBLCF has granted Recoton an option to purchase all of its shares of IJI Common Stock at $8.90 per share plus (i) 50% of any net proceeds which Recoton may receive over $8.90 per share upon the sale or other transfer of the shares purchased pursuant to the Option from WBLCF on or before December 31, 1996 to the extent the net proceeds do not exceed $10.90 per share, plus (ii) 100% of the net proceeds which Recoton may receive over $10.90 per share upon the sale or other transfer of the shares on or before December 31, 1996.

     Pursuant to the Stock Option and Voting Agreement, WBLCF has agreed to (i) vote all of its shares of IJI Common Stock in favor of the merger, the Third Amended and Restated Merger Agreement and any transactions contemplated thereby; (ii) vote its shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of IJI under the Third Amended and Restated Merger Agreement; and (iii) vote its shares against any action or agreement that would materially impede, interfere with or attempt to discourage the merger including any merger, consolidation, acquisition of all or substantially all of the assets of IJI or any transaction involving the transfer of beneficial ownership of or to vote securities representing, more than 50% of the total voting power of IJI with any party other than Recoton or an affiliate, whether during the term of the Third Amended and Restated Merger Agreement or after termination thereof.

     Recoton may exercise its stock option, in whole or in part, at any time or from time to time, following the execution and delivery of the Third Amended and Restated Merger Agreement until December 31, 1996.

     The exercise of the Option is conditioned on there being no preliminary or permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting the exercise of the stock option or the delivery of WBLCF's shares in respect of such exercise.

     WBLCF also has agreed to grant Recoton an irrevocable proxy in the event that WBLCF breaches its covenants set forth in the Stock Option and Voting Agreement, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to all shares of IJI Common Stock that WBLCF is entitled to vote at any meeting of stockholders of IJI.

     Pursuant to an agreement between Recoton and Robert G. Shaw ("Shaw"), who holds approximately 36.8% of the IJI Common Stock (the "Spread Agreement"), Shaw will pay to Recoton promptly upon Shaw's receipt of the proceeds from the sale of Shaw's shares 50% of the difference between (a) the net proceeds per share received by Shaw, but not to exceed $10.90 per share, for each share sold by Shaw and (b) the sum of $8.90 per share, subject to certain obligations of Recoton to reimburse certain tax liabilities. Shaw shall retain all net proceeds in excess of $10.90 per share. The agreement further provides that Shaw shall retain any proceeds received in excess of $10.00 per share. The agreement will terminate December 31, 1996.

     Except as discussed herein, Recoton has no other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     The following exhibits are filed herewith:

     1. Third Amended and Restated Merger Agreement by and among International Jensen Incorporated, Recoton Corporation and RC Acquisition Sub, Inc., a wholly-owned subsidiary of Recoton Corporation, dated as of January 3, 1996 but executed May 10, 1996.

     2. Amended and Restated Stock Option and Voting Agreement by and among Recoton Corporation, RC Acquisition Sub, Inc., a wholly-owned subsidiary of Recoton Corporation, and William Blair Leveraged Capital Fund, L.P., a stockholder of International Jensen Incorporated dated as of May 1, 1996 but executed as of May 9, 1996.

     3. Spread Agreement by and among Recoton Corporation, RC Acquisition Sub, Inc., a wholly-owned subsidiary of Recoton Corporation, and Robert G. Shaw, a stockholder of International Jensen Incorporated, dated as of May 1, 1996 but executed May 10, 1996.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996

                                     By: /s/ Stuart Mont
                                         Name:  Stuart Mont
                                         Title: Executive Vice President